

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Joseph Otting
Chief Executive Officer
New York Community Bancorp, Inc.
102 Duffy Avenue
Hicksville, New York 11801

> **Re: New York Community Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2024**
> **File No. 001-31565**

Dear Joseph Otting:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sven Mickisch, Esq.